UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 2)*

                  UNIVERSAL STAINLESS AND ALLOY PRODUCTS, INC.
                                (Name of Issuer)

                                  COMMON STOCK

                         (Title of Class of Securities)

                                    913837100

                                 (CUSIP Number)

Alan S. Parsow          with a copy to            McGrath, North, Mullin
                                                  David L. Hefflinger
General Partner                                         & Kratz, P.C.
P. O. Box 818                                     1400 One Central Park Plaza
Elkhorn, NE 68022                                 Omaha, NE 68102
(402) 289-3217                                    (402) 341-3070


                  (Name, Address and Telephone Number of Person
                 Authorized to Receive Notices and Communications)



                                 April 21, 2000
             (Date of Event which Required Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g) check the following box [ ].

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP NO. 913837100                  13D                       Page 2 of 4 Pages

         1.       Name of Reporting Person

                  SS or IRS Identification Number of Above Person

                  Parsow Partnership, Ltd., a Limited Partnership / 47-0541937

         2.       Check the Appropriate Box if a Member of a Group

                  /X/      (a)                          / /      (b)

         3.       SEC Use Only

         4.       Source of Funds

                  WC

         5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

                  / /

         6.       Citizenship or Place of Organization

                  Nebraska

                                                    7. Sole Voting Power

                                                       232,400 Shares
                  Number of
                  Shares                             8. Shared Voting Power
                  Beneficially
                  Owned by                              0
                  Reporting
                  Person                             9. Sole Dispositive Power
                  With
                                                        232,400 Shares

                                                    10. Shared Dispositive Power

                                                        0

         11.      Aggregate Amount Beneficially Owned by Each Reporting Person

                           232,400 Shares

         12.      Check Box if Aggregate Amount in Row 11 Excludes Certain
                  Shares

                           / /

         13.      Percent of Class Represented by Amount in Row 11

                  Approximately 3.82% of voting securities

         14.      Type of Reporting Person

                  PN

CUSIP NO. 913837100                 13D                       Page 3 of 4 Pages

         1.       Name of Reporting Person

                  SS or IRS Identification Number of Above Person

                  Elkhorn Partners Limited Partnership / 47-0721875

         2.       Check the Appropriate Box if a Member of a Group

                  /X/      (a)                                / /      (b)

         3.       SEC Use Only

         4.       Source of Funds

                  WC

         5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

                  / /

         6.       Citizenship or Place of Organization

                  Nebraska

                                                    7. Sole Voting Power

                                                       246,200 Shares

                  Number of
                  Shares                            8. Shared Voting Power
                  Beneficially
                  Owned by                             0
                  Reporting
                  Person                            9. Sole Dispositive Power
                  With
                                                       246,200 Shares

                                                   10. Shared Dispositive Power

                                                       0

         11.      Aggregate Amount Beneficially Owned by Each Reporting Person

                  246,200 Shares

         12.      Check Box if Aggregate Amount in Row 11 Excludes Certain
                  Shares

                  / /

         13.      Percent of Class Represented by Amount in Row 11

                  Approximately 4.04% of voting securities

         14.  Type of Reporting Person

                  PN

CUSIP NO. 913837100                 13D                       Page 4 of 4 Pages


     Parsow Partnership, Ltd. and Elkhorn Partners Limited Partnership (the "Partnerships") make this filing to amend certain information previously reported by the Partnerships. This filing constitutes Amendment No. 2 to the
Schedule 13D of Parsow Partnership, Ltd. and Elkhorn Partners Limited Partnership. The Partnerships amend such prior schedule 13D reports with respect to the common stock of UNIVERSAL STAINLESS AND ALLOY PRODUCTS, INC. ("UNIVERSAL") by adding the following information to the item indicated:

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a)(b) As of April 21, 2000, Parsow Partnership, Ltd. owns 232,400 shares of UNIVERSAL common stock and Elkhorn Partners Limited Partnership owns 246,200 shares of UNIVERSAL common stock. The UNIVERSAL Form 10-Q for the quarter ended September 30, 1999 reported that there were outstanding 6,086,554 shares of UNIVERSAL common stock as of November 5, 1999. Based on this number, Parsow Partnership, Ltd. owns approximately 3.82% of the UNIVERSAL common stock and Elkhorn Partners Limited Partnership owns approximately 4.04% of the UNIVERSAL common stock.

         (c) During the past 60 days, Parsow Partnership, Ltd. purchased 15,700 shares of UNIVERSAL common stock, in open market transactions, at prices ranging from $6.00 to $7.125 per share. During the past 60 days, Elkhorn Partners Limited Partnership purchased 12,300 shares of UNIVERSAL common stock, in open market transactions, at prices ranging from $6.04 to $6.55 per share.

                                                      SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I hereby certify that the information set forth in this statement is true, complete and correct.

         DATED:  April 21, 2000


Elkhorn Partners                    Parsow Partnership, Ltd.,
Limited Partnership                         A Limited Partnership


By   /s/ Alan S. Parsow             By   /s/ Alan S. Parsow

  Alan S. Parsow                      Alan S. Parsow
  General Partner                     General Partner